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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51087

SEC Mail Processing
Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

NOV 25 2008

REPORT FOR THE PERIOD BEGINNING____10/01/07____ AND ENDING____09/30/08 Washington, DC
                                   MM/DD/YY   MM/DD/YY   111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST SOUTHEAST INVESTOR SERVICES, INC.**   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

34 BROAD STREET

CHARLESTON   SC   29401-3004
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   MARK G. ENDRES   843-529-5820
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON
                    (Name – *if individual, state last, first, middle name*)

   4140 ParkLake Avenue, Suite 130   Raleigh   NC 27612
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

DEC 0 2 2008

THOMSON REUTERS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Mark G. Endres__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__First Southeast Investor Services, Inc.__ _____, as
of __September 30th__ _____, 20__08__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                           Signature

__Chief Financial Officer__
                                                           Title

Dorothy B. Wright
NOTARY PUBLIC
State of South Carolina
My Commission Expires 3/24/2018

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Financial Statements and Supplemental Schedules

September 30, 2008

(With Report of Independent Certified Public Accountants)



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

We have audited the accompanying balance sheet of **First Southeast Investor Services, Inc.** (a South Carolina corporation and wholly owned subsidiary of First Financial Holdings, Inc.) as of September 30, 2008, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southeast Investor Services, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Raleigh, North Carolina
November 24, 2008

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Balance Sheet

September 30, 2008

Assets		2008
Cash and cash equivalents	$	502,300
Certificates of deposit		404,754
Mortgage-backed securities, at fair value		29,691
Commissions receivable		129,218
Other assets		42,431
Total assets	$	1,108,394

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable to clearing broker	$	2,953
Income taxes payable		106,042
Commissions payable		66,653
Employee benefits payable		52,500
Accrued expenses and other liabilities		101,507
Total liabilities		329,655
Stockholder's equity:		
Common stock $10 par value. Authorized 50,000 shares; issued and outstanding 36,000 shares		360,000
Retained earnings		418,739
Total stockholder's equity		778,739
Total liabilities and stockholder's equity	$	1,108,394

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Income

Year ended September 30, 2008

		2008
Revenue:		
Commissions	$	2,923,897
Interest		26,551
		2,950,448
Expenses:		
Salaries and benefits		2,098,109
Occupancy and equipment		59,118
Fees to clearing brokers		45,693
Travel		41,730
Supplies		43,550
Telephone		18,013
Professional fees		29,614
Management fee to related parties		9,652
Revenue sharing expense		31,596
Other operating expense		132,052
		2,509,127
Income before income taxes		441,321
Income tax expense		185,645
Net income	$	255,676

See accompanying notes to financial statements.

3

FIRST SOUTHEAST INVESTOR SERVICES, INC
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statement of Stockholder's Equity

Year ended September 30, 2008

	Number of shares		Common stock	Retained earnings	Total stockholder's equity
Balance, September 30, 2007, as reclassified	36,000	$	360,000	361,259	721,259
Net income				255,676	255,676
Cash dividend paid				(200,000)	(200,000)
Stock option tax benefit				1,804	1,804
Balance, September 30, 2008	36,000	$	360,000	418,739	778,739

See accompanying notes to financial statements.

4

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Statements of Cash Flows

Year ended September 30, 2008

		2008
Cash flows from operating activities:		
Net income	$	255,676
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Amortization of unearned discounts/premiums on		
investments, net		95
Deferred income tax expense		9,804
Decrease in commissions receivable		25,964
Decrease in other assets		6,869
Decrease in accounts payable to clearing broker		(1,067)
Increase in income tax payable		2,914
Decrease in commissions payable		(7,896)
Increase in employee benefits payable		2,982
Increase in accrued expenses and other liabilities		34,954
Net cash provided by operating activities		330,295
Cash flows from investing activities:		
Increase in certificate of deposit		(200,012)
Maturities of certificates of deposit		100,000
Repayments on mortgage-backed securities		·18,293
Net cash used in investing activities		(81,719)
Cash flows from financing activities:		
Dividends paid		(200,000)
Net cash used in financing activities		(200,000)
Net increase in cash and cash equivalents		48,576
Cash and cash equivalents at beginning of year		453,724
Cash and cash equivalents at end of year	$	502,300
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	169,175

See accompanying notes to financial statements.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2008

(1) Organization

On December 11, 1997, First Southeast Investor Services, Inc. (FSIS) was organized as a South Carolina corporation. FSIS became a wholly owned subsidiary of First Financial Holdings, Inc. (Parent or First Financial) through the issuance of 25,000 shares of $10 par value common stock. In 1999 and 2000 an additional 10,000 and 1,000 shares of $10 par value common stock were issued to the Parent, respectively. The Parent is a savings and loan holding company headquartered in Charleston, South Carolina which owns and operates First Federal Savings and Loan Association of Charleston (First Federal).

FSIS became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD), on November 24, 1998, making it subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the Rule), which requires that a defined minimum net capital be maintained, and the ratio of aggregate indebtedness to net capital, as defined by the Rule, not exceed certain levels. FSIS began operations as an introducing broker/dealer on February 1, 1999. As an introducing broker/dealer, FSIS sells stocks, bonds and certain insurance products through another broker/dealer (the clearing broker). All trades clear through the clearing broker, not through FSIS.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of FSIS are in accordance with accounting principles generally accepted in the United States of America and conform to the rules and regulations of the Securities and Exchange Commission (SEC) and FINRA for registered broker/dealers in securities. The more significant of these policies used in preparing FSIS's financial statements are described in this summary.

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash, which is held in a non-interest bearing demand deposit account and an interest bearing transaction account at First Federal and money market accounts held at nonaffiliated companies. The company classifies instruments with original maturity dates of 90 days or less to be cash equivalents.

(b) U.S. Agencies, Mortgage-backed Securities and Equity Securities

Premiums and discounts on U.S. Agencies, mortgage-backed securities and equity securities are accreted or amortized as an adjustment to income over the estimated life of the security using a method which approximates a level yield.

Securities are recorded at fair value with unrealized gains and losses included in the statement of income. The cost basis of securities sold is determined by specific identification. Purchases and sales of securities are recorded on a trade date basis. The fair value of securities is based on quoted market prices or dealer quotes.

(c) Income Taxes

FSIS is included in the consolidated Federal income tax return of its Parent. FSIS is also included in the consolidated South Carolina income tax return of its Parent and its other nonbanking subsidiaries. The tax sharing agreement with the Parent provides for FSIS to compute its current taxes on a

6 (Continued)

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2008

separate return basis, and allows FSIS to reduce its current federal and state income taxes to the extent of available net operating loss (NOL) carryforwards of its Parent and its subsidiaries.

FSIS uses statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires accounting for income taxes using the asset and liability method. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) *Commission Revenue*

Commissions earned on sales and purchases of securities for customers are recorded on a trade date basis.

(e) *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investment and Mortgage-Backed Securities

The amortized cost, gross unrealized gains, gross unrealized losses and fair value of investment securities are as follows:

	September 30, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage-backed securities:				
FNMA, matures in 2012	$ 29,242	449	—	29,691
Total	$ 29,242	449	—	29,691

(Continued)

(4) Income Taxes

The components of income tax expense (benefit) are as follows for the years ended September 30:

	2008
Current:	
Federal	$ 152,855
State	22,986
	175,841
Deferred:	
Federal	8,522
State	1,282
	9,804
	$ 185,645

The income tax expense for the periods presented differed from the amount computed by applying the statutory federal income tax rate of 35.0% to income before income taxes because of the following:

	2008
Expected federal income tax expense	$ 154,472
State taxes, net of benefit	15,774
Nondeductible expenses	15,399
Total	$ 185,645

Deferred income taxes result primarily from differences in financial and income tax reporting of certain deferred compensation and prepaid expenses. The net deferred tax asset is $14,433 at September 30, 2008. A portion of the change in net deferred tax assets relates to unrealized gain on securities. The balance of the change in the net deferred tax asset results from current period deferred tax expense of $9,804. There was no valuation allowance for deferred tax assets as of September 30, 2008. It is management's belief that realization of the deferred tax asset is more likely than not.

(5) Transactions with Related Parties

Expenses are allocated under various methods determined by FSIS, First Financial, and First Federal. These expenses are subject to change. Management fees, occupancy and equipment, and miscellaneous fees paid by FSIS to related parties for the year ended September 30, 2008 were $92,220.

A dividend of $200,000 was paid to First Financial for the year ended September 30, 2008.

At September 30, 2008, FSIS cash of $201,575, was held in a non-interest bearing demand deposit and interest bearing transaction accounts at First Federal.

(Continued)

(6) Parent Employee Benefit Plans

The Parent has established the Sharing Thrift Plan which includes a deferred compensation plan (401(k)) for all full-time and certain part-time employees. The Plan permits eligible participants to contribute a maximum of 15% of their annual salary (not to exceed limitations prescribed by law). Part-time employees who work at least 1,000 hours in a calendar year may also contribute to the Plan. The Company will match the employee's contribution up to 5% of the employee's salary based on the attainment of certain profit goals.

FSIS's matching contribution charged to expense for the year ended September 30, 2008, was $55,562 and is included in salaries and benefits expense in the statement of income.

The Plan also provides that all employees who have completed a year of service with the Parent in which they have worked at least 1,000 hours are entitled to receive a quarterly profit sharing contribution of 0% to 100% of 6% of their base pay during such quarter depending upon the amount of each subsidiary's return on equity for that quarter. The Plan provides that regardless of the return on equity each eligible employee will receive a profit sharing contribution equal to at least 1% of his or her base compensation on an annual basis. Employees become vested in profit sharing contributions made to their accounts over a seven-year period or upon their earlier death, disability, or retirement at age 65 or over. Employees are able to direct the investment of profit sharing contributions made to their accounts to any of the Plan's investment funds. Profit sharing contributions to the Plan by FSIS on behalf of participants during 2008 totaled $42,006, for FSIS employees. This is included in salaries and benefits expense in the statement of income.

(7) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, defined as $250,000, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1.

At September 30, 2008, FSIS had net capital for regulatory purposes of $572,761. This was $322,761 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at September 30, 2008 which is less than the maximum of 8 to 1.

(Continued)

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Notes to Financial Statements

September 30, 2008

(8) Reconciliation with Focus Report

The following is a reconciliation of net income in the financial statements to the fiscal year 2008 Focus Report Form 17A-5, Part II which is filed quarterly.

	2008
Net income per financial statements	$ 255,676
	—
Net income per Focus Reports	$ 255,676

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

Computation of Aggregate Indebtedness and Net capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2008

	2008
Aggregate Indebtedness	
Accounts payable and accrued liabilities	$ 329,655
Net Capital:	
Total stockholder's equity	778,739
Less nonallowable assets:	
Investment in and receivable from affiliates	80,558
Commissions receivable from fixed annuities	79,221
Accounts receivable	28,249
Prepaid expenses	17,059
Haircuts on securities	891
Net capital	572,761
Capital requirement	250,000
Net capital excess	$ 322,761
Ratio aggregate indebtedness to net capital	0.58

The 2008 computations do not differ from the Company's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended) dated September 30, 2008.

FIRST SOUTHEAST INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First Financial Holdings, Inc.)

September 30, 2008

FSIS is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. FSIS does not hold customer cash or securities. Checks are received in the name of FSIS and are immediately restrictively endorsed and deposited in a Pershing, LLC (our carrying broker) bank account held at First Federal. Securities received are forwarded overnight to LPL Financial Institution Services (our servicing firm). FSIS fully introduces brokerage accounts to Pershing, LLC and FSIS does not have balances which would be included in a reserve computation. Therefore, there is no reserve requirement under Rule 15c3-3 at September 30, 2008.

The above computation does not differ from FSIS's computation, as shown in its FOCUS Report Form X-17A-5, Part II-A (as amended), dated September 30, 2008.


GrantThornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

Audit • Tax • Advisory

Grant Thornton LLP
201 S College Street, Suite 2500
Charlotte, NC 28244-0100

T 704.632.3500
F 704.334.7701
www.GrantThornton.com

To the Board of Directors and Stockholder of
First Southeast Investor Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedules of **First Southeast Investors, Inc.** for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

(2)   Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Raleigh, North Carolina
November 24, 2008

